2002
Annual Report


03026661

To our Shareholders:



2002 was a progressive year for General Bearing. For the year 2002 the Company's sales and earnings from continuing operations grew considerably over 2001. Operating results for the early portion of 2003 suggest that comparable improvements can again be achieved. In 2002, many markets that the Company participates in showed signs of improvement over the preceding year.

Our sales trends were positive for most industries served by the Company. Most notable was a 39% increase in sales to the automotive OEM market. The truck/trailer industry's steep downturn of 2001 was followed, in 2002, by a moderate rate of recovery. For the Company, that translated to a 12% increase in sales of those products. Additionally, our sales of bearing products to the rail industry increased by 15% year over year. Overall we are pleased with the direction and growth of the Company over the course of the year.

The Company believes that our opportunities for growth and profitability in the bearing business are substantial, and that shareholders' interests are best served by focusing our resources on that potential. For that reason, we have undertaken the commitment to divest ourselves of the Company's machine tool operations.

We are continuing to strengthen and expand our manufacturing base in China. The Company is continuously striving to maintain our commitment to providing the highest quality, lowest cost bearing production in China. We now operate 5 facilities in China. Demand for their output is strong in the North American market, but domestic Chinese and European markets are steadily developing, as well.

As always, our focus remains on quality, cost control, and continuous improvement. We are grateful for the relationships we have with customers, suppliers, and particularly employees. All are key components in our continuing success.

Seymour I. Gussack Chairman of the Board	David L. Gussack President

GENERAL BEARING CORPORATION

ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 28, 2002





The Company operates in two business segments: bearings ("Continuing Operations") and machine tools ("Discontinued Operations"). In December of 2002, the Company's Board of Directors and management resolved to discontinue the operations of the machine tools segment by disposing of the net assets by sale during 2003. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", prior period financial statements of the Company have been reclassified to segregate discontinued operations from continuing operations.

Continuing Operations

General Bearing Corporation ("General"), a Delaware Corporation formed in 1958, and subsidiaries (collectively, "the Company") manufactures, sources, assembles and distributes a variety of bearings and bearing components, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings. Under the Hyatt® and The General® trademarks, the Company supplies original equipment manufacturers ("OEMs") and the industrial aftermarket, primarily in the United States ("U.S.") and Asia. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, heavy duty truck trailers, office equipment, machinery and appliances.

The Company strives to be a reliable and cost effective provider of bearings and bearing components. The Company's strategy includes the following:

- **Provide High Quality Products and Superior Customer Service.**

General maintains a detailed and extensive Quality Assurance Program. It has been certified to the M1003 standard by the Association of American Railroads ("AAR"); has been granted "Unconditional Approval" from the AAR for its tapered journal bearings; maintains ISO 9001 registration from the International Standards Organization ("ISO"); and maintains QS-9000 registration from the Automotive Industry Quality System. General also requires that its suppliers conform to Company and customer quality and engineering standards. Certain of the Company's joint ventures have also achieved QS-9000 and/or ISO certifications.

- **Presence in China.**

In 1987, General formed Shanghai General Bearing Co., Ltd. ("SGBC"), a joint venture in the People's Republic of China ("PRC") to establish a low cost, quality controlled source for bearings and bearing components. The Company has established other manufacturing joint ventures in the PRC, and it continues to investigate further expansion opportunities. On February 3, 1997, the U.S. Department of Commerce ("Commerce") granted SGBC partial revocation of the antidumping order affecting tapered roller bearings from the PRC. As a result, SGBC and the Company are no longer required to participate in the annual reviews of the antidumping order conducted by Commerce. The Company believes SGBC's revocation provides it with a competitive advantage. Any disruption in the supply of bearings and bearing components from the PRC could have a material adverse effect on the Company's business.

Discontinued Operations

In December of 2002, the Company's Board of Directors and management resolved to discontinue the operations of the machine tools segment by disposing of the net assets by sale during 2003. During 2002, the Company reduced the net asset carrying amounts of machine tools to zero and recorded an impairment writedown associated with discontinued operations of approximately $2,242,000. The prior period financial statements of the Company have been reclassified to segregate discontinued operations from continuing operations.

The Company's machine tool operations are conducted through three companies, World Machinery Group, BV ("WMG"), World Machinery Works, S.A. ("W.M. Works") and WMW Machinery Company, Inc. ("WMW"), all direct or indirect subsidiaries of World Machinery Company ("World"), which became a wholly owned subsidiary of General in July 2000.

WMG a 60% owned subsidiary, owns 60% of W.M. Works, a Romanian machine tool manufacturer, which was privatized by the Romanian government in 1998. WMG has the exclusive right to market the primary products of W.M. Works outside of Romania, with some minor exceptions.

W.M. Works, formerly known as Masini Unelte, Bacau, S.A., a Romanian corporation, produces a variety of machine tools used for boring, turning, milling and grinding metal work pieces. W.M. Works' product lines include horizontal boring mills, bridge and gantry mills, vertical turning lathes, heavy duty lathes, roll grinders, belt grinders and vertical grinders.

WMW, a wholly owned subsidiary of General, is WMG's sole sales agent in North America for most of the machine tool products manufactured by W.M. Works. WMW also markets its own product lines of WMW HECKERT production milling machines and WMW Radial Drills of 2" to 8" capacity, manufactured by independent suppliers abroad. In addition, WMW imports and distributes CETOS grinding machines from the Czech Republic.

The machine tools produced by W.M. Works and WMW are sold to a wide spectrum of customers, from large corporations to small job shops. W.M. Works also produces the mechanical components of machines for certain machine tool producers in Germany.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock has been quoted on the NASDAQ Small Cap market under the symbol "GNRL" since the Company's initial public offering effective February 7, 1997.

The following charts set forth the high and low bid prices for each quarterly period in the last two fiscal years.

2002 Bid Prices	High	Low
1st Quarter	3.670	2.600
2nd Quarter	4.050	3.100
3rd Quarter	4.250	2.810
4th Quarter	3.120	2.680

2001 Bid Prices	High	Low
1st Quarter	6.310	4.750
2nd Quarter	5.940	3.150
3rd Quarter	3.790	2.270
4th Quarter	3.470	2.580

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any earnings for future growth and, therefore, does not anticipate declaring or paying any cash dividends in the foreseeable future.

At May 14, 2003, the Company had approximately 600 holders of its Common Stock.

SELECTED FINANCIAL DATA

Pursuant to SFAS No. 144, the selected financial data set forth below for the Statement of Operations has been reclassified to segregate discontinued operations from continuing operations. Any line item on the Statement of Operations above the net income line not designated as relating to discontinued operations, relates solely to continuing operations.

The selected financial data set forth below is derived from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. See Management's Discussion and Analysis of Results of Operations and Financial Condition.

GENERAL BEARING CORPORATION

SELECTED FINANCIAL DATA *(In Thousands Except for Per Share Data)*

STATEMENT OF OPERATIONS DATA

Years Ended	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002
Sales	$ 45,446	$ 51,789	$ 50,270	$ 44,474	$ 60,306
Operating income	$ 4,217	$ 5,293	$ 4,250	$ 2,674	$ 4,422
Income from continuing operations before income tax	$ 3,795	$ 4,562	$ 3,907	$ 985	$ 2,625
Minority interests	$ (34)	$ (27)	$ (8)	$ 405	$ 672
Income from continuing operations	$ 2,073	$ 2,685	$ 2,552	$ 368	$ 848
Income / (loss) from discontinued operations	$ (1,275)	$ (441)	$ (673)	$ 270	$ (2,932)
Net income / (loss)	$ 798	$ 2,244	$ 1,879	$ 638	$ (2,084)
Net income per basic share from continuing operations	$ 0.51	$ 0.65	$ 0.62	$ 0.09	$ 0.22
Net income per diluted share from continuing operations	$ 0.50	$ 0.65	$ 0.62	$ 0.09	$ 0.22
Net income / (loss) per basic share	$ 0.19	$ 0.55	$ 0.46	$ 0.16	$ (0.54)
Net income / (loss) per diluted share	$ 0.19	$ 0.55	$ 0.46	$ 0.16	$ (0.54)

BALANCE SHEET DATA

As of	Jan. 2, 1999	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002
Total current assets	$ 34,907	$ 38,778	$ 38,778	$ 50,819	$ 49,099
Total assets	$ 45,812	$ 53,340	$ 55,264	$ 76,624	$ 75,413
Long-term debt (excluding current portion)	$ 1,951	$ 12,861	$ 16,454	$ 20,580	$ 8,563

BUSINESS OVERVIEW

General Bearing Corporation ("General") and subsidiaries (collectively, the "Company") operates in two business segments: bearings ("Continuing Operations") and machine tools ("Discontinued Operations"). In December 2002, the Company's Board of Directors and management resolved to discontinue the operations of the machine tools segment by disposing of the net assets by sale during 2003. During 2002, the Company reduced the net asset carrying amounts of machine tools to zero and recorded an impairment writedown associated with discontinued operations of approximately $2,242,000. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting For the Impairment or Disposal of Long Lived Assets", the financial statements of the Company have been reclassified to segregate discontinued operations from continuing operations.

• **Continuing Operations.** The Company manufactures and distributes a variety of bearings and bearing components under the Hyatt® and The General® trademarks. The Company supplies original equipment manufacturers ("OEMs") and distributors. The Company's products, sold principally in the United States ("U.S.") and Asia, are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, heavy duty trailers, office equipment, machinery and appliances. General has entered into six joint ventures (5 with manufacturers in the Peoples Republic of China ("PRC")) to enable it to manufacture high quality, low cost bearings and bearing components. General obtains a majority of its bearing and component requirements from its manufacturing plants in the PRC.

In July 2001, General increased its ownership in Ningbo General Bearing Company, Ltd. ("NGBC"), one of its joint ventures in China, from 42% to 50% and assumed control of management of the operations. The financial statements of NGBC have been fully consolidated beginning with the start of the third fiscal quarter of 2001. The majority of NGBC's sales are eliminated in consolidation as the majority of its production is sold to General for sale in the U.S.

In December 2001, General increased its ownership in NN General, LLC ("NNG") from 50% to 100%. NNG is a holding company that held as its primary asset, a 60% investment in Jiangsu General Ball and Roller Company, Ltd. ("JGBR"), another Chinese joint venture. Due to this increased ownership, the operations of NNG and JGBR have been fully consolidated since the beginning of the first quarter of 2002. On June 30, 2002, NNG's ownership in JGBR was reduced to 51% by agreement of the partners, and in conjunction with commitments by the partners to contribute additional capital reflective of the new ownership percentages.

• **Discontinued Operations.** In the machine tools segment, the Company produces and distributes a variety of machine tools used for boring, turning, milling and grinding metal work pieces. The Company's product lines include horizontal boring mills, bridge and gantry mills, vertical turning lathes, heavy duty lathes, roll grinders, belt grinders and vertical grinders.

RESULTS OF OPERATIONS
FISCAL 2002 COMPARED TO FISCAL 2001

• **Sales.** Sales for the fiscal year ended December 28, 2002 ("2002") of $60,306,000 represents a 35.6% increase compared to the fiscal year ended December 29, 2001 ("2001") primarily due to the consolidation of JGBR sales. Additionally, increased sales of driveline components to the automotive industry, tapered roller bearings for heavy duty truck trailers and tapered journal bearings to the railroad industry were partially offset by lower sales volume in the heavy duty aftermarket as well as lower sales volume to distributors. The reductions in the sales to the heavy duty aftermarket and distributors are believed to be related to the general downturn of the U.S. economy.

• **Gross Profit.** Gross profit for 2002 of $17,155,000 represents a 29.9% increase compared to 2001. As a percentage of sales, gross profit ("GP%") was 28.4% for 2002 compared to 29.7% in 2001. This decrease was mainly due to product mix as well as the consolidation of JGBR's sales to the Chinese domestic market, which have lower GP% than General's sales in the U.S.

• **Selling, General and Administrative Expenses.** Selling, general and administrative expenses ("S,G&A") as a percentage of sales were 21.1% in 2002 compared to 23.7% in 2001. The decrease in S,G&A, as a percentage of sales, is primarily due to higher sales volume. S,G&A increased by $2,205,000 in 2002 mainly due to the consolidation of the S,G&A expenses of NNG ($1,187,000) and NGBC ($669,000). Additionally, 2002 S,G&A includes $500,000 in costs associated with the start up of the Ball and Roller Division, as well as increases in freight, professional fees, depreciation, and insurance partially offset by reductions in bad debts.

• **Operating Income.** Operating income for 2002 of $4,422,000 represents a 65.4% increase compared to 2001 due to higher sales volume and the consolidation of JGBR, partially offset by lower GP% and higher S,G&A.

• **Other Expense, net.** Other expense, net was $1,797,000 in 2002 compared to $1,689,000 in 2001 and is comprised of miscellaneous non-operating income and expenses, interest expense, and equity in income / loss of affiliates ("equity income") as follows: (in thousands)

	2002	2001
Litigation settlement	$ 0	$ 763
Interest expense, net	1,597	986
Equity (income) / loss in affiliates	193	(60)
Other non-operating expenses, net	7	0
	$ 1,797	$ 1,689

2001 included a charge of $763,000 for an agreement reached between the Company and Gussack Realty Company ("GRC"), allocating the proceeds and litigation costs from the previously reported litigation with Xerox. The reimbursement is being paid to GRC in the form of additional rent payments by the Company of $18,780.17 per month for 48 months beginning in June 2001. Even though the Company was not legally or contractually obligated to reimburse GRC, a related party, the Company agreed to enter into the reimbursement agreement because the Company believed it was fair and equitable to do so as GRC had paid legal expenses for the benefit of the Company.

Interest expense, net increased in 2002 mainly due to the consolidation of interest expense incurred at JGBR and increased borrowings.

• **Income Tax.** The Company recorded income tax expense of $1,105,000 in 2002 compared to income tax expense of $212,000 in 2001. The Company's effective income tax rate was 42.1% in 2002 compared to 21.5% in 2001. The 2002 effective rate is reflective of taxes being provided for previously earned foreign income originally expected to be permanently reinvested.

• **Discontinued Operations.** Machine tools sales of $8,613,000 were 23.0% lower than 2001 primarily due to lower export sales from Romania due to irregularity in demand for the Company's products. GP% for machine tools was 28.5% in 2002 compared to 38.6% in 2001. The decrease is mainly due to lower sales volume and product mix. S,G&A for machine tools increased by $4,000 in 2002 compared to 2001. Operating loss for machine tools was $1,632,000 in 2002 compared to operating income of $227,000 in 2001 due to the lower sales volume and lower GP%. Other expense, net was $506,000 in 2002 compared to $28,000 in 2001 due to higher interest expense at W.M. Works relating to increased debt. The net loss for machine tools was $2,932,000 in 2002 compared to net income of $270,000 in 2001. The net loss consists of a loss from operations of $690,000 and a business impairment charge of $2,242,000.

• **Net Income**. Net loss for 2002 was $2,084,000 or ($.54) per basic and diluted share compared to net income of $638,000 or $.16 per basic and diluted share in 2001 primarily due to the loss from operations and the effect of the impairment charge in the machine tool segment, partially offset by higher sales volume in the Company's continuing operations.

Fiscal 2001 compared to Fiscal 2000

• **Sales.** Sales for the fiscal year ended 2001 of $44,474,000 represents an 11.5% decrease compared to the fiscal year ended 2000 ("2000") primarily due to the economic slowdown that began during the second half of 2001. The largest decrease was due to lower sales volume of tapered roller bearings for heavy duty truck trailers, however other product lines were also negatively affected.

• **Gross Profit.** Gross profit for 2001 of $13,202,000 represents a 15.1% decrease compared to 2000. As a percentage of sales, GP% was 29.7% for 2001 compared to 30.9% for 2000. This decrease was mainly due to lower sales volume and introductory pricing necessary to increase market share.

• **Selling, General and Administrative Expenses.** S,G&A as a percentage of sales was 23.7% in 2001 compared to 22.5% in 2000. The increase in S,G&A as a percentage of sales is primarily due to decreased sales volume, partially offset by reduced expenses. S,G&A decreased by $770,000 mainly due to lower sales related variable costs, promotion expense and legal expense, partially offset by higher bad debt expense.

• **Operating Income.** Operating income for 2001 of $2,674,000 represents a 37.1% decrease compared to 2000 primarily due to lower sales volume and lower GP%, partially offset by lower S,G&A.

- **Other Expenses, net.** Other expenses, net was $1,689,000 in 2001 compared to $343,000 in 2000 mainly due to reduced equity in income of affiliates ("equity income") and a one-time charge as described below. Net interest expense was $986,000 in 2001 compared to $1,012,000 in 2000. Equity income was $60,000 in 2001 compared to $669,000 in 2000. Lower sales to General due to economic conditions in the U.S. reduced the earnings of its joint ventures. The consolidation of NGBC's financial statements also caused a decrease in equity income. Additionally, the 2000 equity income includes the Company's share of net earnings from a joint venture prior to the inclusion of an additional partner. 2001 also includes a one-time charge of $763,000 for an agreement reached between General and GRC, allocating the proceeds and litigation costs from the previously reported litigation with Xerox (see the Company's report on Form 8-K dated May 29, 2001 as well as the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.) Even though the Company was not legally or contractually obligated to reimburse GRC, a related party, the Company agreed to enter into the reimbursement agreement because the Company believed it was fair and equitable to do so as GRC had paid legal expenses for the benefit of the Company. The reimbursement, due to GRC in the form of additional rent payments by General of $18,780.17 per month for 48 months, commenced in June 2001.

- **Income Tax.** The Company recorded income tax expense of $212,000 in 2001 compared to $1,363,000 in 2000. The Company's effective income tax rate was 21.5% in 2001 compared to 34.9% in 2000. The 2001 effective rate is reflective of income taxes not being provided for on certain foreign income expected to be permanently reinvested. The 2000 effective rate reflects a normal rate of taxation.

- **Discontinued Operations.** Machine tool sales of $11,179,000 were 22.5% higher than 2000 due primarily to the continued development of markets for the Company's plant in Romania, partially offset by slower economic conditions in the United States. GP% for machine tools was 38.6% in 2001 compared to 32.1% in 2000. This increase is mainly due to higher sales volume. S,G&A for machine tools decreased by $1,231,000 mainly due to reduced bad debt expenses and lower costs for trade conventions as well as the implementation of cost reduction programs to offset the economic conditions in the United States. Operating income for machine tools increased to $227,000 in 2001 compared to a loss of $2,389,000 in 2000 primarily due to higher sales volume and reduced S,G&A. Other expense, net was $28,000 in 2001 compared to income of $44,000 in 2000.

- **Net Income.** Net income for 2001 decreased 66.0% from 2000 to $638,000 or $.16 per basic and diluted share, from $1,879,000 or $.46 per basic and diluted share in 2000, primarily due to lower sales volume and increased other expenses, net, partially offset by reduced S,G&A.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

During the three years ended December 28, 2002, the Company's primary sources of capital have been net cash provided by operating activities and a Revolving Credit Facility. The primary demands on the Company's capital resources have been investments in and advances to affiliates (joint ventures) and fixed asset purchases made to broaden the Company's product offering and improve operations. At December 28, 2002 and December 29, 2001, the Company had working capital of $14,201,000 and $30,276,000, respectively. The reduction in working capital is attributable to the reclassification of the revolving line of credit as short term as the agreement expires on June 30, 2003. The Company expects to enter into a new Revolving Credit Facility upon its expiration.

Cash provided by operating activities in 2002 was $2,346,000. Cash provided from net income before the loss on impairment of the discontinued operations, depreciation and amortization, reduced accounts receivable and increased accounts payable and accrued expenses was partially offset by increased inventory and prepaid expenses and other assets. The increase in accounts payable and accrued expenses is primarily due to higher inventory in transit.

Cash used in investing activities in 2002 was $7,374,000. General invested cash of $820,000 in SGBC as part of the new joint venture contract whereby ownership will be shared equally, with General assuming control of operations upon meeting its revised investment requirement. Cash used in investing activities also includes $6,587,000 for capital expenditures. The majority of the capital expenditures is related to the growth of NGBC and JGBR.

Cash provided by financing activities in 2002 was $6,339,000. During 2002, the Company had a net increase in debt under its revolving credit facility of $1,711,000 and a net increase of $5,701,000 in Notes payable – banks mainly to finance payments for capital equipment to support the growth of NGBC and JGBR. The Company used cash of $720,000 for stock repurchases under the Company's Stock Repurchase Program ("the Program") and repaid $153,000 against its lease finance facility.

At December 28, 2002, the Company had outstanding debt of $14,458,000 under its Revolving Credit Facility and had further availability of approximately $6.0 million. The Company expects to enter into a new Revolving Credit Facility upon its expiration. The Company is in compliance with all of its loan covenants.

During 2002, the Company repurchased 194,550 shares of its common stock for a cost of $720,000 under its Program. The Company has purchased 284,820 shares for a cost of $996,000 since the inception of the Program on January 11, 2000.

Financial Condition, Liquidity and Capital Resources *(Continued)*

The Company believes that funds generated from continuing operations, capital lease financing and borrowing under the existing and any future revolving credit facilities will be sufficient to finance the Company's investment commitments, anticipated working capital and capital expenditure requirements for at least the next 24 months.

The Company's operating cash flow could be adversely affected if there was a decrease in demand for the Company's products, if the Company was unable to continue to reduce its inventory, or if General was unable to renew or replace the revolving credit facility when the current facility expires on June 30, 2003. The table and notes below describe the Company's contractual obligations related to its liquidity.

Payments Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:					
Bank revolving line of credit	$ 14,458	$14,458	$ -	$ -	$ -
Notes payable - banks	11,377	7,114	3,659	604	-
Notes payable - other	3,105	200	2,905	-	-
Capital lease obligations	467	196	271	-	-
Other long-term liabilities - affiliate	1,123	-	1,123	-	-
Total obligations - per Balance Sheet	$ 30,530	$ 21,968	$ 7,958	$ 604	$ -
Off Balance Sheet items:					
Operating leases	6,414	1,323	3,857	1,234	-
Investment obligations	1,281	281	1,000	-	-
Total contractual cash obligations	$ 38,225	$ 23,572	$ 12,815	$ 1,838	$ -

Pursuant to requirements imposed in 1993 by the United States Office of Foreign Assets Control ("OFAC"), at the end of 2002 the Company also carried on its books a $619,000 net payable ("IKL payable") to General IKL Corp., an affiliate. The requirement arose out of sanctions imposed by the U.S. government on the countries comprising the former Republic of Yugoslavia, "freezing" certain assets in the United States. In February, 2003, OFAC "unfroze" assets affected by the sanctions and the Company reduced a significant portion of the IKL payable which the Company disputed.

The Company uses letters of credit to support certain advance payments received from customers in the normal course of business.

Inflation

The effect of inflation on the Company has not been significant during the last three fiscal years.

Critical Accounting Policies: The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require the Company to make significant estimates and assumptions about the effect of matters that are inherently uncertain. The Company considers the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

The Company did not initially adopt any accounting policies with a material impact during 2002 other than the required adoption of SFAS No. 144.

•**Long Lived Assets (including Tangible and Definite Lived Intangible Assets).** The Company periodically evaluates the recoverability of the carrying amount of its long lived assets (including property, plant and equipment and definite lived intangible assets) whenever events or changes in circumstances indicate that the carrying amount of a long lived asset group may not be fully recoverable. These events or changes in circumstances include business plans and forecasts, economic or competitive positions within an industry, as well as current operating performance and anticipated future performance based on a business' competitive position. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of a long lived asset exceeds its fair value and are recognized in earnings. The Company continually applies its best judgment when applying the impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairment, and the fair value of an impaired long lived asset group. The dynamic economic environment in which our businesses operate and the resulting assumptions used to estimate future cash flows impact the outcome of all impaired tests. For information on recognized impairment charges see Note 1 of Notes to Financial Statements and the discontinued operations section of this MD&A.

•**Interest Rate Swap.** See Quantitative and Qualitative Disclosure about Market Risk for information about the Company's interest rate swap.

The Company is subject to market risk primarily associated with changes in interest rates and foreign currency exchange rates. In order to manage the volatility relating to interest rates, the Company has entered into an interest rate swap agreement. In order to manage the volatility relating to foreign currency exchange rates the Company denominates substantially all purchase and sale transactions in U.S. dollars. The Company does not anticipate any material changes in its primary market risk exposures in the near future.

The Company does not execute transactions or hold derivative financial instruments for trading purposes.

INTEREST RATE RISK

The Company's primary market risks are fluctuations in interest rates and variability in interest rate spread relationships (i.e., prime to LIBOR spreads) on its bank debt and interest rate swap (see Note 8 to the Consolidated Financial Statements). As of December 28, 2002, the Company had $7.2 million outstanding subject to an interest rate swap. This swap is used to convert floating rate debt relating to the Company's revolving credit agreement to fixed rate debt to reduce the Company's exposure to interest rate fluctuations. The net result was to substitute a fixed interest rate of 9.17% for the variable rate. The swap amortizes by $75,000 per month and terminates in December 2007. Under the interest rate environment during the year ended December 28, 2002, the Company's interest rate swap agreement resulted in additional expense of approximately $422,000.

The following table provides information about the Company's interest rate swap agreement that is sensitive to changes in interest rates. The table presents average notional amounts and weighted average interest rates by fiscal year. Notional amounts are used to calculate the contractual cash flows to be exchanged under the swap contract.

	2003	2004	2005	2006	2007	Total	Fair Value
In Thousands							
Interest Rate Swaps:							
Variable to Fixed (US$)	$ 6,712	$ 5,812	$ 4,912	$ 4,012	$ 3,112	$ 7,200	$ 1,084
Average Pay Rate	9.17%	9.17%	9.17%	9.17%	9.17%	9.17%	-
Average Receive Rate	3.35%	3.86%	4.40%	4.82%	5.17%	-	-

The following table provides information about the Company's variable rate debt.

	2003	2004	2005	2006	2007	Total	Fair Value
In Thousands							
Debt:							
Variable Rate (US$)	$ 17,737	$ 18,135	$ 16,007	$ 16,500	$17,000	$ 14,458	$ 14,458
Average Interest Rate	3.75%	4.25%	4.75%	5.25%	6.25%	3.75%	-

The Company's management believes that fluctuations in interest rates in the near term would not materially affect the Company's consolidated operating results, financial position or cash flows as the Company has limited risks related to interest rate fluctuations.

FOREIGN CURRENCY RISK

The Company does not use foreign currency forward exchange contracts or purchased currency options to hedge local currency cash flows or for trading purposes. All sales arrangements from domestic companies with international customers are denominated in U.S. dollars. Only a small fraction of the Company's purchases are denominated in foreign currency. The Company purchases approximately $2,000,000 of product monthly from its Chinese joint ventures, which use proceeds thereof, to satisfy locally incurred liabilities in Renminbi (RMB). Had there been an adverse 10% fluctuation between the exchange rate of the U.S. dollar and the RMB, it would have resulted in a potential loss of earnings of approximately $2.4 million at December 28, 2002. However, based upon minimal historical volatility between the RMB and the U.S. Dollar, the Company believes the likelihood of a significant potential loss in future earnings from changes in the foreign currency exchange rate to be minimal.

To the Board of Directors and Stockholders

General Bearing Corporation

We have audited the accompanying consolidated balance sheets of General Bearing Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Bearing Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Urbach Kahn & Werlin LLP

New York, New York
April 8, 2003

General Bearing Corporation and Subsidiaries

Consolidated Balance Sheets

(In Thousands, except for shares and per share data)

	December 28, 2002	December 29, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 3,158	$ 1,847
Accounts receivable, net of allowance for doubtful accounts of $335 in 2002 and $874 in 2001	10,742	13,355
Inventories	28,218	30,116
Prepaid expenses and other current assets	4,368	4,756
Advances to affiliates	186	114
Deferred tax assets	2,427	631
Total current assets	49,099	50,819
Fixed assets, net of accumulated depreciation	21,308	22,049
Investment in, advances to and accounts receivable from joint ventures and affiliates	3,670	2,841
Other assets	1,336	915
Total assets	$ 75,413	$ 76,624
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable - banks	$ 7,114	$ 5,415
Bank - revolving line of credit	14,458	-
Accounts payable	7,127	9,781
Due to affiliates	1,696	306
Accrued expenses and other current liabilities	4,107	4,660
Current maturities of long-term debt	396	381
Total current liabilities	34,898	20,543
Long-term debt, net of current maturities	8,563	20,580
Other long-term liabilities - affiliate	315	491
Deferred taxes	714	320
Minority interests	9,464	10,119
Commitments and contingencies (Note 16)		
Stockholders' equity		
Common shares - par value $.01 per share; authorized 19,000,000 shares; issued 7,102,200 and 7,088,950 shares	71	71
Paid-in capital	40,133	40,094
Accumulated other comprehensive loss	(1,084)	(737)
Treasury stock, at cost; 3,234,820 and 3,040,270 shares	(996)	(276)
Accumulated deficit	(16,665)	(14,581)
Total stockholders' equity	21,459	24,571
Total liabilities and stockholders' equity	$75,413	$76,624

See Notes to Consolidated Financial Statements

General Bearing Corporation and Subsidiaries

Consolidated Statements of Operations

(In Thousands, except for shares and per share data)

	December 28, 2002	December 29, 2001	December 30, 2000
Sales	$ 60,306	$ 44,474	$ 50,270
Cost of sales	43,151	31,272	34,722
Gross profit	17,155	13,202	15,548
Selling, general and administrative expenses	12,733	10,528	11,298
Operating income	4,422	2,674	4,250
Other expenses, net	1,797	1,689	343
Income from continuing operations before income taxes	2,625	985	3,907
Income taxes	1,105	212	1,363
Income from continuing operations before minority interests	1,520	773	2,544
Minority interests	(672)	(405)	8
Income from continuing operations	848	368	2,552
Income / (loss) from discontinued operations	(4,706)	506	(724)
Income tax benefit (expense)	1,774	(236)	51
Income / (loss) from discontinued operations	(2,932)	270	(673)
Net income / (loss)	$ (2,084)	$ 638	$ 1,879
Income per common share from continuing operations:			
Basic	$ 0.22	$ 0.09	$ 0.62
Diluted	$ 0.22	$ 0.09	$ 0.62
Income / (loss) per common share from discontinued operations:			
Basic	$ (0.76)	$ 0.07	$ (0.16)
Diluted	$ (0.76)	$ 0.07	$ (0.16)
Income / (loss) per common share from net income:			
Basic	$ (0.54)	$ 0.16	$ 0.46
Diluted	$ (0.54)	$ 0.16	$ 0.46
Weighted average number of common shares:			
Basic	3,867,380	4,108,993	4,109,565
Diluted	3,874,853	4,108,993	4,109,565

See Notes to Consolidated Financial Statements

GENERAL BEARING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, except for shares)

	Common Shares		Accumulated Other	Paid-In	Treasury Stock		Comprehensive	Accumulated
	Shares	Amt.	Comprehensive Income	Capital	Shares	Amt.	Income	Deficit
Balance, January 1, 2000	7,064,950	$ 71	$ (7)	$ 39,744	3,000,000	$ -	$ -	$ (15,004)
Shares issued - board compensation	8,000	-	-	43	-	-	-	-
Treasury shares, at cost	-	-	-	-	10,300	(51)	-	-
Foreign currency translation adjustment	-	-	(3)	-	-	-	(3)	-
Distribution to WMC shareholders	-	-	-	-	-	-	-	(2,094)
Options exercised	-	-	-	207	(50,000)	-	-	-
Net income	-	-	-	-	-	-	1,879	1,879
Comprehensive income	-	-	-	-	-	-	1,876	-
Balance, December 30, 2000	7,072,950	71	(10)	39,994	2,960,300	(51)	-	(15,219)
Shares issued - board compensation	16,000	-	-	100	-	-	-	-
Treasury shares, at cost	-	-	-	-	79,970	(225)	-	-
Net income	-	-	-	-	-	-	638	638
Mark to market - interest rate swap	-	-	(727)	-	-	-	(727)	-
Comprehensive loss	-	-	-	-	-	-	(89)	-
Balance, December 29, 2001	7,088,950	71	(737)	40,094	3,040,270	(276)	-	(14,581)
Shares issued - board compensation	12,000	-	-	33	-	-	-	-
Options exercised	1,250	-	-	6	-	-	-	-
Treasury shares, at cost	-	-	-	-	194,550	(720)	-	-
Net loss	-	-	-	-	-	-	(2,084)	(2,084)
Foreign currency translation adjustment	-	-	10	-	-	-	10	-
Mark to market - interest rate swap	-	-	(357)	-	-	-	(357)	-
Comprehensive loss	-	-	-	-	-	-	(2,431)	-
Balance, December 28, 2002	7,102,200	$ 71	$ (1,084)	$ 40,133	3,234,820	$ (996)	$ -	$ (16,665)

See Notes to Consolidated Financial Statements

GENERAL BEARING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	December 28, 2002	December 29, 2001	December 30, 2000
Cash Flows from Operating Activities			
Net income/(loss)	$ (2,084)	$ 638	$ 1,879
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Minority interests	(834)	98	(1,628)
Depreciation and amortization	2,065	1,066	1,233
Loss on impairment of discontinued operations, net	3,965	-	-
Deferred income taxes	(1,350)	(142)	212
Equity in (income) loss of joint ventures and affiliates	193	(60)	(669)
Net (gain) loss on equipment sales and disposal	(24)	57	-
Other non - cash items charged to income	38	100	43
Changes in:			
Accounts receivable	1,935	(1,522)	1,505
Inventories	(3,899)	3,758	(4,202)
Prepaid expenses and other assets	(830)	554	(124)
Advances to affiliates	1,163	999	369
Accounts payable and accrued expenses	2,008	(1,273)	2,938
Net cash provided by operating activities	2,346	4,273	1,556
Cash Flows from Investing Activities			
Investments in affiliates, net	(820)	-	(750)
Advances to affiliates	-	(600)	(2,597)
Increase in equity interests, net of cash acquired	-	1,986	-
Fixed asset purchases	(6,587)	(2,555)	(948)
Proceeds from sale of fixed assets	33	100	-
Net cash used in investing activities	(7,374)	(1,069)	(4,295)
Cash Flows from Financing Activities			
Repayment of capital lease	(153)	(181)	(650)
Increase (decrease) in note payable - banks	5,701	440	(3,459)
Decrease in note payable - other	(200)	-	-
Net proceeds from/(repayment of) revolving credit facility	1,711	(2,006)	3,347
Proceeds from equipment financing	-	-	968
Proceeds from long-term debt	-	118	-
Proceeds from sale of common shares	-	-	5
Return of capital	-	-	(500)
Purchase of treasury stock	(720)	(225)	(51)
Net cash provided by (used in) financing activities	6,339	(1,854)	(340)
Net increase (decrease) in cash and cash equivalents	1,311	1,350	(3,079)
Cash and cash equivalents, beginning of period	1,847	497	3,576
Cash and cash equivalents, end of period	$ 3,158	$ 1,847	$ 497

See Notes to Consolidated Financial Statements

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

General Bearing Corporation ("General") and subsidiaries (collectively, "the Company") operates in two business segments: bearings and machine tools. In December of 2002, the Company's Board of Directors and management resolved to discontinue the operations of the machine tools segment by disposing of the net assets by sale during 2003. Subsequent to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting For the Impairment or Disposal of Long Lived Assets", prior year financial statements of the Company have been reclassified to segregate discontinued operations from continuing operations.

• **Continuing Operations (Bearing Segment).** The Company, through General and its 50% or more owned joint ventures, Rockland Manufacturing Company ("Rockland"), Ningbo General Bearing Company, Ltd. ("NGBC") and Jiangsu General Ball and Roller Company, Ltd. ("JGBR"), manufactures, sources, assembles and distributes a variety of bearings and bearing components, including ball bearings, tapered roller bearings, spherical roller bearings and cylindrical roller bearings. Under the Hyatt® and The General® trademarks, the Company supplies original equipment manufacturers ("OEMs") and the industrial aftermarket, both primarily in the United States and Asia. The Company's products are used in a broad range of applications, including automobiles, railroad cars, locomotives, trucks, heavy duty truck trailers, office equipment, machinery and appliances.

• **Discontinued Operations (Machine Tools Segment).** The Company manufactures machine tools through its majority owned subsidiary World Machinery Works ("W.M. Works"). The Company, through WMW Machinery Company, Inc. ("WMW"), a wholly-owned subsidiary of General, distributes machine tools in North America. The Company also distributes machine tools in other countries through its majority-owned subsidiary, World Machinery Group, BV ("WMG").

Based on several years of disappointing performance of the machine tools segment and the Company's desire to focus its resources on its core business, the Company's Board of Directors and management resolved to discontinue the operations of the segment by disposing of the net assets by sale during 2003. During 2002, the Company reduced the net asset carrying amounts of machine tools to zero and recorded an impairment writedown associated with discontinued operations of approximately $2,242,000.

Summary of Significant Accounting Policies

• **Principles of Consolidation:** The accompanying consolidated financial statements include the accounts of General, its wholly owned subsidiaries and all joint ventures in which General maintains control and has at least a 50% ownership share. The Consolidated Statements of Operations have been restated to reflect the results from discontinued operations of the machine tools segment as a single line item for all years presented. Investments in other joint ventures are carried under the equity method. The years ended December 28, 2002, December 29, 2001, and December 30, 2000 are referred to as fiscal 2002, fiscal 2001, and fiscal 2000, respectively.

A summary description of each of the Company's wholly owned subsidiaries and joint ventures in which General maintains control and has at least a 50% ownership interest are as follows:

• **Continuing Operations:** NGBC, established in 1998 for an initial term of sixteen years, is a joint venture with China Ningbo Genda Bearing Company, Ltd. Located in Yuyao City, Peoples Republic of China (PRC), this venture manufactures ball and roller bearings and their components. Initially a 33% owned joint venture of General, General increased its ownership to 42% in 2000 by contributing an additional $650,000 in cash. In July 2001, General increased its ownership to 50% by contributing $1.2 million in cash and General assumed control of management of the operations. Operations since July 2001 have been fully consolidated in the financial statements. Upon expiration or early termination of the business term, assets will be distributed to the partners in the same proportion as their respective paid investments to the registered capital.

NN General, LLC ("NNG") established in March 2000, was initially a 50% owned joint venture with NN Ball & Roller, Inc. ("NN"), an unrelated party. Pursuant to the terms of this venture General assigned its 60% interest in JGBR to NNG. General's initial cash investment in NNG was $100,000. General also advanced NNG loans amounting to approximately $2,767,000 including interest at the applicable federal rate. On December 27, 2001, General and NN contributed all loans and accrued interest advanced to NNG to NNG's capital and General purchased NN's 50% interest for cash and notes valued at approximately $3.9 million (book value), effectively increasing General's interest in JGBR back to 60%. On June 30, 2002, NNG's ownership in JGBR was reduced to 51% by agreement of the partners, and in conjunction with commitments by the partners to contribute additional capital reflective of the new ownership percentages.

JGBR, established in 1999, is a joint venture with Jiangsu Lixing Steel Ball Factory ("JSBF"), an unrelated party. Located in Rugao City, China, this venture is comprised of the operations of JSBF, a manufacturer of rolling elements for bearings. Effective with General's acquisition of NN's interest in NNG, the operations of JGBR have been fully consolidated.

Rockland, a general partnership, is owned equally by General and Wafangdian USA, Inc., a wholly owned subsidiary of Wafangdian Bearing Company, Ltd. ("WFGDN"). Rockland's principal business is the design and manufacture of cylindrical roller and spherical roller bearings and bearing components. Substantially all of Rockland's inventory (see below) is purchased on a consigned basis from WFGDN, or Wafangdian General Bearing Company, Ltd. ("WGBC", see below), a foreign joint venture in which General owns a minority interest. Substantially all of Rockland's production is sold to General.

General IKL Corporation ("IKL") is an inactive joint venture with a Company located in the former Republic of Yugoslavia in which General holds a 50% interest.

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

World Machinery Company ("World") is a holding company and is 100% owned by General. World exists primarily to hold stock of other companies. World owns 2,950,000 shares of General's common stock which have been treated as treasury stock in the consolidated financial statements.

- **Discontinued Operations:** WMW is a wholly owned subsidiary of World. WMW is engaged in the distribution of machines and machine tools in North America, principally to machine tool dealers and manufacturing companies.

WMG is a 60% owned joint venture of World located in the Netherlands, whose principal asset is a 60% interest in W.M. Works, a Romanian manufacturer of machine tools acquired during 1998 pursuant to Romania's privatization program. The majority of W.M. Works' sales are made through WMG, which utilizes independent regional sales agencies.

Revenues for discontinued operations for each of the three years in the period ended December 28, 2002 were $8,613,000, $11,179,000 and $9,123,000, respectively.

A summary of joint ventures (all in continuing operations) in which the Company holds less than a 50% interest are as follows:

Shanghai General Bearing Company, Ltd. ("SGBC") was established in 1987 as a 25% owned joint venture with Shanghai Roller Bearing Factory ("SRBF"), located in Shanghai, PRC. The venture is a limited liability company formed in accordance with PRC law. SGBC produces tapered roller bearings, which the Company imports into the U.S. for further assembly, inspection, testing and distribution. In November 2001, General and SRBF agreed to a new joint venture contract whereby ownership would be shared equally, with General assuming control of operations upon General meeting its requirement to contribute an additional $3 million through 2004. At March 24, 2003, General has satisfied $2 million of this requirement. The official business license for the revised joint venture company was granted in February 2002. General maintains the exclusive right to sell the products of SGBC in the United States.

Shanghai Pudong General Bearing Company, Ltd. ("SPGBC") is a 25% owned joint venture with Shanghai Xiua Industrial Corporation, established in 1996. Located in the Pudong Industrial Zone of Shanghai, China, this venture produces ball bearings for sale in the U.S. by General.

WGBC is a 25% owned joint venture with Wafangdian Bearing Company. This venture produces components for spherical roller bearings and railroad bearings in the PRC. General sells WGBC's products in the United States.

All significant intercompany accounts and transactions have been eliminated.

- **Cash Equivalents:** The Company considers all investments in highly liquid debt instruments with maturities of three months or less from date of purchase and money market funds to be cash equivalents.

- **Inventories:** Inventories are stated at the lower of cost (first-in, first-out method) or market.

Rockland maintains the right to return all unsold inventory and is obligated to remit payment for inventory only upon sale. Accordingly, the Company treats these materials to be inventory held on consignment and has not recorded them in inventory at December 28, 2002, December 29, 2001 and December 30, 2000. Inventory at December 28, 2002 and December 29, 2001 consists of approximately $1,686,000 and $1,494,000, respectively, of inventory acquired outside the consignment agreement and costs related to consigned goods. The consigned inventory amounted to approximately $2,604,000 and $3,194,000 at December 28, 2002 and December 29, 2001, respectively.

- **Comprehensive Income:** Comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are excluded from net income, as these amounts are recorded directly as adjustments to stockholders' equity. The Company's comprehensive income is comprised of foreign currency translation adjustments and accounting for an interest rate swap.

The Company uses an interest rate swap agreement as a derivative to hedge against the variable interest rate on a portion of its revolving credit facility, to reduce its exposure to fluctuations in interest rates. The Company's accounting policies for these instruments are based on its designation of such instruments as hedging transactions. The Company does not enter into such contracts for speculative purposes. The Company records all derivatives on the balance sheet at fair value.

For derivative instruments that are designated and qualify as a fair value hedge (i.e. hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. For derivative instruments that are designated and qualify as a cash flow hedge, such as the swap agreement, (i.e. hedging the exposure of variability of expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated Comprehensive Income (a component of stockholders' equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e. the ineffective portion of any portion of the derivative excluded from the assessment of effectiveness) is recognized in earnings in the current period. For derivative instruments not designated as hedged instruments, changes in their fair values are recognized in earnings in the current period.

Comprehensive income for each of the three years in the period ended December 28, 2002 is presented in the Statements of Changes in Stockholders' Equity.

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

• **Fixed Assets:** The cost of depreciable plant and equipment is depreciated for financial reporting purposes over the estimated useful lives using the straight-line or declining balance methods. The estimated lives for each property classification are as follows:

Classification	Estimated Life (Years)
Land	No depreciation
Buildings	10 to 40
Machinery and equipment	3 to 10
Furniture and fixtures	10
Transportation equipment	3 to 5
Leasehold improvements	Lesser of life of lease or useful life
Software	5

Expenditures for maintenance, repairs and minor renewals or betterments are charged against income. Major renewals and replacements are capitalized.

• **Evaluating Recoverability of Long Lived Assets:** The Company reviews the carrying values of its long lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability of these assets by estimating future nondiscounted cash flows. Any long lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. During 2000, the Company recorded an impairment writedown of $501,000. During 2002, the Company recorded an impairment writedown, net of related tax effects, on assets associated with discontinued operations of approximately $2,242,000.

• **Fiscal Year:** The reporting period for the Company is a 52-53 week fiscal year. There were 52 weeks in the periods ended December 28, 2002, December 29, 2001 and December 30, 2000.

• **Revenue Recognition:** The Company recognizes revenue when products are shipped and title passes to the customer. Selling prices are fixed based on purchase orders or contractual arrangements. Customer acceptance and account collectibility can be reasonably assured as write-offs of accounts receivable have historically been low. The Company provides, as a reduction in sales, for anticipated returns and allowances on defective merchandise based on known claims and an estimate of anticipated returns in accordance with SFAS No. 5.

• **Shipping and Handling Costs:** The Company accounts for certain shipping and handling costs as a component of "Selling, general and administrative expenses." These costs represent primarily the freight and direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to the Company's customers. Total costs were $1,200,000, $644,000, and $671,000 in fiscal 2002, 2001 and 2000, respectively.

• **Advertising:** Advertising costs are expensed as incurred. Advertising expense for each of the three years in the period ended December 28, 2002 was $91,000, $150,000, and $228,000, respectively.

• **Income Taxes:** Prior to the transaction described in Note 2, General filed a consolidated federal income tax return with World through the date of its initial public offering, completed in February, 1997; thereafter, it filed its own federal returns. State and local tax returns are filed separately. Federal income taxes were calculated as if General filed its tax return on a separate return basis for all periods presented. World filed a consolidated federal income tax return with its wholly owned subsidiaries and separate state and local tax returns. Subsequent to the transaction described in Note 2, the Company files a consolidated federal income tax return.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carryforwards.

• **Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

• **Estimated Fair Value of Financial Instruments:** Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet.

The fair value of financial instruments, including cash, accounts receivable and accounts payable, approximate their carrying value because of the current nature of these instruments. The carrying amounts of the Company's notes payable – bank and long-term debt – bank approximate fair value because the interest rates on these instruments are subject to changes with market interest rates. To reduce its exposure to fluctuations in interest rates, the Company is party to an interest rate swap with its bank (Note 8). It is not practical to determine the fair value of receivables from, payables to and long-term debt payable to affiliates and other because of the nature of their terms.

• **Concentration of Credit and Other Risk:** The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company obtained 76%, 76%, and 85% of its bearing and component requirements from various Chinese joint ventures in the fiscal years ended 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, respectively, the Company obtained 57%, 51% and 87% of its machine tool requirements from various companies in Romania.

Cash accounts at financial institutions from time to time may exceed the federal depository insurance coverage limit.

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

• **Foreign Currency Translation:** Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a separate component of stockholders' equity. For foreign operations where the U.S. dollar is the functional currency and for countries which are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation accounts are translated at historical rates of exchange and translation adjustments are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings. All foreign subsidiaries, except for W.M. Works, use the local currency as the functional currency. The effect on cash of foreign currency translations is not material.

• **Stock-Based Compensation:** The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123") requires entities which have arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock to either record the fair value of the arrangements or disclose the proforma effects of the fair value of the arrangements. The Company has adopted the disclosure method of SFAS No. 123.

• **Income / (Loss) Per Common Share:** Income / (loss) per common share is computed on the basis of the weighted average number of common shares outstanding during the year. Basic income / (loss) per share excludes and diluted income / (loss) per share includes any dilutive effects of options, warrants, and convertible securities.

• **Reclassification:** Certain prior year amounts have been reclassified to conform with the current year presentation. The Consolidated Statements of Operations have been reclassified to reflect the results from discontinued operations of the machine tools segment as a single line item for all years presented.

• **Recent Accounting Standards:** In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("FAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which amended FAS 133. The amendments in FAS 138 address certain implementation issues and relate to such matters as the normal purchases and normal sales exception, the definition of interest rate risk, hedging recognized foreign currency denominated assets and liabilities, and intercompany derivatives.

Effective December 31, 2000, the Company adopted FAS 133 and FAS 138. The initial impact of adoption on the Company's financial statements was not material. The ongoing effect of adoption on the Company's consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in 2000 and there was no material effect on the Company's operating results.

The consolidated financial statements reflect, for all periods presented, the adoption of the classification requirements pursuant to Emerging Issues Task Force ("EITF") 00-10, Accounting for Shipping and Handling Fees and Costs, EITF 00-14, Accounting for Certain Sales Incentives, and EITF 00-22, Accounting for "Points" and Certain Other Time Based or Volume Based Sales Incentive Offers, and Offers for Free Products to be Delivered in the Future, which became effective in the Company's fourth quarter of 2000. The Company reclassified to "Net sales" income from freight charged to customers, and the cost of rebates provided to customers pursuant to promotional incentive programs, which were historically included in "Selling, general and administrative" expenses for all periods presented.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This pronouncement eliminated the use of the "pooling of interests" method of accounting for all mergers and acquisitions. As a result, all mergers and acquisitions will be accounted for using the "purchase" method of accounting. SFAS No. 141 is effective for all mergers and acquisitions initiated after June 30, 2001. Adoption of this pronouncement had no impact on the Company's financial results.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for intangible assets (excluding goodwill) acquired individually or with a group of other assets at the time of their acquisition. It also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Intangible assets (excluding goodwill) acquired outside of a business combination will be initially recorded at their estimated fair value. If the intangible asset has a finite useful life, it will be amortized over that life. Intangible assets with an indefinite life are not amortized. Both types of intangible assets will be reviewed annually for impairment and a loss recorded when the asset's carrying value exceeds its estimated fair value. The impairment test for intangible assets consists of comparing the fair value of the intangible asset to its carrying value. Fair value for goodwill and intangible assets is determined based upon discounted cash flows and appraised values. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized. Goodwill will be treated similar to an intangible asset with an indefinite life. As required, the Company adopted SFAS No. 142 effective December 30, 2001. The Company believes that the adoption of this pronouncement will not have a material impact on the Company's financial results.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. As required, the Company will adopt SFAS No. 143 effective January 1, 2003. The Company believes that the adoption of this pronouncement will not have a material impact on the Company's financial results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This pronouncement addresses how to account for and report impairments or disposals of long lived assets. Under SFAS No. 144, an impairment loss is to be recorded on long lived assets being held or used when the carrying amount of the asset is not recoverable from its expected future undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. In addition, SFAS No. 144 requires long lived assets to be disposed of by other than a sale for cash to be accounted for and reported like assets being held and used. Long lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on December 30, 2001.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), the provisions of which are effective for any exit or disposal activities initiated by the Company after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 will impact the measurement and timing of costs associated with any exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an additional liability for the fair value of an obligation assumed by issuing a guarantee. The disclosure provisions of FIN 45 are effective as of December 31, 2002. The provisions for initial recognition and measurement of the liability are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the adoption of the provisions of FIN 45 to have a material effect on its consolidated results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires that the primary beneficiary of a variable interest entity (VIE) consolidate the VIE. The Company does not expect the adoption of the provisions of FIN 46 to have a material effect on its consolidated results of operations or financial position.

NOTE 2. ACQUISITION

In July 2000, General acquired 100% of World, which, prior to the acquisition, owned 74.8% of the outstanding common stock of General. World was principally owned by members of General's Board of Directors and senior management. This combination was accounted for in a manner similar to a pooling of interests. In consideration for this transaction, General issued 3,140,000 shares of its common stock, $.01 per share par value. Shares of General's common stock, now owned by World (2,950,000), are now carried as treasury stock in consolidation. Net shares issued (190,000 shares) for the acquisition are considered outstanding for all periods presented.

NOTE 3. INVENTORIES

Inventories are comprised as follows at: (In Thousands)

	December 28, 2002	December 29, 2001
Bearings and Bearing Products		
Finished goods	$ 9,686	$ 9,096
Raw materials, purchased parts and work-in process	18,532	16,824
	28,218	25,920
Machine Tools		
Machines and machine tools	-	2,457
Service parts and accessories	-	1,739
	-	4,196
	$ 28,218	$ 30,116

NOTE 4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid Expenses and Other Current Assets are comprised as follows at: (In Thousands)

	December 28, 2002	December 29, 2001
Prepaid taxes and taxes recoverable	$ 2,605	$ 344
Advances to suppliers	771	3,265
Prepaid real estate taxes	177	179
Prepaid insurance	149	124
Sundry receivables	427	587
Other prepaids	239	257
	$ 4,368	$ 4,756

NOTE 5. FIXED ASSETS

Fixed Assets are comprised as follows at: (In Thousands)

	December 28, 2002	December 29, 2001
Land and buildings	$ 6,153	$ 11,154
Machinery and equipment	19,730	17,347
Furniture and fixtures	1,363	1,494
Leasehold improvements	808	776
Software	867	891
Transportation equipment	510	666
	29,431	32,328
Less: accumulated depreciation and amortization	8,123	10,279
	$ 21,308	$ 22,049

Machinery and equipment at December 28, 2002 includes construction in process of $140,000. The estimated cost to complete construction in process is $101,000.

Depreciation expense was $1,855,000, $995,000 and $1,162,000, respectively for each of the three years in the period ended December 28, 2002. Amortization expense was $104,000, $71,000 and $71,000, respectively for each of the three years in the period ended December 28, 2002.

NOTE 6. INVESTMENTS IN, ADVANCES TO AND ACCOUNTS RECEIVABLE FROM JOINT VENTURES AND AFFILIATES

Investments in, Advances to and Accounts Receivable from Joint Ventures and Affiliates consist of the following at: (In Thousands)

	December 28, 2002	December 29, 2001
Investments:		
Shanghai General Bearing Company, Ltd. (c)	$ 2,573	$ 822
Shanghai Pudong General Bearing Company, Ltd. (a)	161	171
Wafangdian General Bearing Company, Ltd.	432	766
	3,166	1,759
Advances and Accounts Receivable:		
Short-Term		
Shanghai Pudong General Bearing Company, Ltd. (a)	79	80
Shanghai General Bearing Company, Ltd.	89	18
Wafangdian General Bearing Company, Ltd.	18	16
	186	114
Long-Term		
General IKL Corp. (b)	504	482
Shanghai General Bearing Company, Ltd. (c)	-	600
	504	1,082
	$ 3,856	$ 2,955

(a) General contributed $150,000 in fiscal 1998 representing its interest in the registered capital. The advances related to inventory returned to SPGBC. General is not required to contribute additional capital.

(b) Amounts receivable from and payable to General IKL Corp., are subject to collection and repayment restrictions due to sanctions imposed by the U.S. government on the countries comprising the former Republic of Yugoslavia. General accrues interest on the balances due to and from this affiliate (see Note 9). Subsequent to year end, the government imposed restriction of economic activity was lifted.

(c) The $600,000 long-term advance was contributed to equity in 2002 as part of the new joint venture contract whereby ownership would be shared equally with General assuming control of operations. The new joint venture contract requires General to contribute an additional $3,000,000 through 2004. At March 24, 2003, General has satisfied $2,000,000 of this requirement (see Note 1).

NOTE 6. INVESTMENTS IN, ADVANCES TO AND ACCOUNTS RECEIVABLE FROM JOINT VENTURES AND AFFILIATES *(CONTINUED)*

Condensed financial data of SGBC are as follows: (In Thousands)

Balance Sheet:	December 28, 2002	December 29, 2001
Current assets	$ 6,986	$ 4,929
Total assets	10,614	8,201
Current liabilities	5,329	4,912
Total liabilities	5,329	4,912
Ventures' equity	5,285	3,289

Income Statement:	December 28, 2002	December 29, 2001	December 30, 2000
Net sales	$ 15,172	$ 13,763	$ 17,980
Gross profit	1,485	1,067	2,512
Operating income	791	239	1,699
Net income	531	83	835

NOTE 7. NOTES PAYABLE – BANKS

JGBR has short-term unsecured notes payable aggregating $5,435,000, with an interest rate of 4.8675%, maturing throughout 2003.

NGBC has a short-term government loan in the amount of $1,679,000, with an interest rate of 4.43%, maturing on October 10, 2003. The loan is secured by NGBC's taxes receivable.

NOTE 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following: (In Thousands)

	December 28, 2002	December 29, 2001
Payroll and related benefits	$ 594	$ 929
Insurance	-	280
Customer deposits	-	197
Sales commissions	174	189
Sales rebates	234	212
Swap obligations	1,084	727
Professional fees	374	260
Other	1,647	1,866
Total	$ 4,107	$ 4,660

NOTE 9. LONG-TERM DEBT

Long-Term Debt consists of the following at: (In Thousands)

	December 28, 2002	December 29, 2001
Bank and other:		
Bank revolving line of credit (a)	$ -	$ 12,747
Notes payable (b)	7,368	6,470
Long-term lease obligations (See Note 16)	468	663
	7,836	19,880
Less current maturities	(396)	(381)
	7,440	19,499
Affiliates:		
General IKL Corp. (see Note 6(b))	1,123	1,081
Total long-term debt	$ 8,563	$ 20,580

(a) General is obligated to a bank under a revolving line of credit, which expires on June 30, 2003. The credit agreement provides General with a secured line of credit of up to $21 million for acquisitions, working capital and general corporate purposes. The maximum amount available is reduced by outstanding letters of credit. Interest on outstanding obligations is payable at either the bank's prime rate plus up to 1.00%, or LIBOR plus 1.00% to 2.00%. These percentages are determined quarterly based upon the financial performance of General. The average monthly rate in effect at December 28, 2002 was 5.05%. Also based upon the financial performance of General is a commitment fee of either .125% or .25% of unused availability. The loan is secured by General's assets. The credit agreement also contains certain restrictive covenants, which include, among others, maintenance of financial ratios relating to funded debt, fixed charge coverage and interest coverage and limitations on capital expenditures and investments. General is in compliance with all of its loan covenants.

As of December 28, 2002, borrowing under the credit line amounted to $14,458,000, and letter of credit commitments under this credit line amounted to $572,000.

As of December 28, 2002, General had $7.2 million outstanding subject to an interest rate swap. This swap is used to convert floating rate debt relating to the Company's revolving credit agreement to fixed rate debt to reduce the Company's exposure to interest rate fluctuations. The net result was to substitute a fixed interest rate of 9.17% for the variable rate. The swap amortizes by $75,000 per month and terminates in December 2007. Under the interest rate environment during the year ended December 28, 2002, the Company's interest rate swap agreement resulted in additional expense of approximately $422,000.

(b) JGBR has long term unsecured notes payable aggregating $4,263,000, with various interest rates ranging from 4.65% to 5.275%, maturing between 2004 and 2007.

General has a long-term note payable of $3,105,000. The interest rate on the note is the 30 day LIBOR plus 1.5%. Annual principal installments of $200,000 plus accrued interest commenced December 2002, and will continue through December 2005. In December 2006, the outstanding principal balance is payable.

NOTE 9. LONG-TERM DEBT *(CONTINUED)*

Long-Term Debt as of December 28, 2002 is payable as follows: (In Thousands)

Payment for the year ending:	
2003	$ 396
2004	1,587
2005	2,139
2006	3,109
2007	605
Thereafter	-
	$ 7,836

NOTE 10. INCOME TAXES

Federal, state and local income taxes consist of the following for the fiscal year ended: (In Thousands)

	December 28, 2002	December 29, 2001	December 29, 2000
Deferred:			
Federal	$ 1,188	$ 299	$ (358)
State and local	160	38	4
Foreign	-	(195)	142
	1,348	142	(212)
Current:			
Federal	(345)	(431)	(912)
State and local	(86)	(118)	(96)
Foreign	(248)	(41)	(92)
	(679)	(590)	(1,100)
	$ 669	$ (448)	$ (1,312)

The major elements contributing to the difference between the Federal statutory rate and the Company's effective tax rate on income from continuing operations are as follows:

	December 28, 2002	December 29, 2001	December 30, 2000
Statutory rate	34.0%	34.0%	34.0%
State and local income taxes less federal income tax benefit	1.8	5.4	1.6
Tax effect of differences between U.S. statutory and foreign effective rates	(2.0)	(42.9)	5.5
Dividends recorded	5.7	23.4	(7.0)
Other differences	2.6	1.6	0.8
Effective rate	42.1%	21.5%	34.9%

NOTE 10. INCOME TAXES *(CONTINUED)*

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows: (In Thousands)

	December 28, 2002	December 29, 2001
Gross deferred tax assets		
Accounts receivable and inventory allowances	$ 532	$ 477
Net operating loss carryforwards	1,471	1,464
Foreign losses	-	613
Loss from discontinued operations	1,774	-
All other	253	345
	4,030	2,899
Gross deferred tax liabilities		
Plant and equipment depreciation differences	(335)	(204)
Foreign income	(308)	-
All other	(57)	(95)
	3,330	2,600
Valuation allowance	(1,617)	(2,289)
Net deferred tax asset	$ 1,713	$ 311

The Company has provided a valuation allowance against all of the deferred tax assets of World.

The valuation allowance has increased / (decreased) by ($672,000), ($599,000) and $861,000 in 2002, 2001 and 2000, respectively.

As of December 28, 2002, the Company had aggregate federal tax loss carryovers of approximately $4.0 million, which may be used to offset future taxable income of certain of its subsidiaries, expiring at various dates through the year 2019.

NOTE 11. DISCRETIONARY PROFIT-SHARING PLAN

The Company maintains a profit-sharing plan covering eligible salaried and nonunion employees. Contributions are made to the plan at the discretion of the management of the Company. The Company recorded expense of approximately $78,000, $0, and $178,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE 12. OTHER EXPENSES, NET

Other Expenses consist of the following for the fiscal years ended: (In Thousands)

	December 28, 2002	December 29, 2001	December 30, 2000
Interest expense	$ 1,679	$ 1,237	$ 1,176
Interest income	(82)	(251)	(164)
Interest, net	1,597	986	1,012
Equity in (income) loss of affiliates	193	(60)	(669)
Foreign currency exchange gain	(40)	-	-
Legal settlement	-	763	-
Other	47	-	-
	$ 1,797	$ 1,689	$ 343

NOTE 13. TRANSACTIONS WITH AFFILIATES

General made purchases of approximately $9.5 million, $11.4 million and $26.7 million from its joint ventures and affiliates in fiscal 2002, 2001 and 2000, respectively.

From 1995 through May 2001, the Company and Gussack Realty Company ("GRC"), an entity owned by the principal stockholders of General, were plaintiffs and counterclaim defendants in an action against Xerox for contamination to real property owned by GRC and previously leased by the Company from GRC. The action resulted in a judgment against Xerox for $1,111,483 (including sanctions awarded of $27,898) which, together with interest of $883,048 amounted to a total recovery of $1,994,530. The jury rejected Xerox's counterclaim in its entirety.

Inasmuch as the judgment against Xerox was expressly for damage to GRC's property, and GRC expended $2.5 million in both the prosecution of GRC's and the Company's claims, and defense of Xerox's counterclaims against GRC and the Company, on May 29, 2001, the Company and GRC entered into an agreement whereby (i) the Company waived any interest in the judgment, (ii) the Company agreed to reimburse GRC $763,387 over the next four years with interest at 8.4% per annum from the date of the agreement, representing 30% of the litigation costs in the action and (iii) GRC released the Company from any further claims for indemnification for litigation expenses in connection with the action. Even though the Company was not legally or contractually obligated to reimburse GRC, a related party, the Company agreed to enter into the reimbursement agreement because the Company believed it was fair and equitable to do so as GRC had paid legal expenses for the benefit of the Company. The reimbursement is being paid to GRC in the form of additional rent payments by the Company of $18,780 per month for 48 months beginning in June, 2001. The entire amount of the reimbursement was charged to operations in fiscal 2001. At December 28, 2002, the Company has paid $357,000 toward this agreement.

NOTE 13. TRANSACTIONS WITH AFFILIATES *(CONTINUED)*

The Company leases property from GRC. The Company entered into a lease agreement with GRC for its new premises effective November 1, 1996 for an initial term of seven years. Rent and real estate taxes paid to this affiliate totaled $1,450,000, $1,373,000 and $1,302,000 in fiscal 2002, 2001 and 2000, respectively.

Prior to 2003, the amounts receivable from and payable to General IKL Corp., a corporate joint venture with a manufacturer located in the former Republic of Yugoslavia, were restricted due to suspension, by the United States government, of certain economic activity with that country. The Company accrued interest on the balances due to and from this affiliate. In February 2003, the government imposed restriction of economic activity was lifted.

NOTE 14. STOCK OPTIONS

In September 1996, General adopted the 1996 Stock Option and Performance Award Plan ("1996 Plan"), which authorizes the granting to directors, officers and key employees of General of incentive or non-qualified stock options, performance shares, restricted shares and performance units. The 1996 plan covers up to 500,000 shares of common stock.

The exercise price of any incentive stock option granted to an eligible employee may not be less than 100% of the fair market value of the shares underlying such option on the date of grant, unless such employee owns more than 10% of the outstanding common stock or stock of any subsidiary or parent of the Company, in which case the exercise price of any incentive stock option may not be less than 110% of such fair market value. No option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of the common stock or stock of any subsidiary or parent of the Company, no more than five years from its date of grant.

Options are not transferable, except upon the death of the optionee. Upon death of an optionee, vested options are exercisable according to the original term of the option grant. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately expire, and any options that are exercisable expire three months following termination of employment if such termination is not the result of death or retirement and one year following such termination if such termination was because of death, retirement, disability or with the consent of General.

General estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended December 28, 2002: no dividend yield, expected volatility of 53.4%, risk free interest rate of 5.1% and expected life of 10 years. For the year ended December 29, 2001, the weighted average assumptions used for grants were: no dividend yield, expected volatility of 54.0%, risk free interest rate of 5.0% and expected life of 10 years. If compensation cost for General's stock option plan had been determined in accordance with SFAS No. 123, net income / (loss) would have been increased / (decreased) by approximately $262,000 or $.07 per diluted share, ($138,000) or $.03 per diluted share, and ($161,000) or $.04 per diluted share for the fiscal years ended 2002, 2001 and 2000, respectively.

The following table summarizes information about General's stock options outstanding at December 28, 2002:

	Options Outstanding		
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Price
$2.90 to $3.80	210,000	8.8	$3.34
$7.00 to $7.63	172,800	4.5	$7.02

Transactions under the stock option plan are summarized as follows:

	December 28, 2002		December 29, 2001		December 30, 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	337,800	$ 6.20	245,300	$ 7.16	259,800	$ 7.15
Granted	125,000	3.05	95,000	3.75	-	-
Exercised	(1,250)	3.75	-	-	-	-
Canceled	(78,750)	7.08	(2,500)	7.00	(14,500)	7.00
Outstanding at end of year	382,800	5.00	337,800	6.20	245,300	7.16
Options exercisable at year end	277,200	5.27	185,250	7.20	137,850	7.20
Weighted average fair value of options granted during the year		$ 2.02		$ 2.06		$ -

NOTE 15. EARNINGS PER SHARE

(In Thousands except shares and per share data)

Year Ended	December 29, 2001	December 30, 2000	January 1, 2000
Income from continuing operations	$ 848	$ 368	$ 2,552
Basic earnings per share computation:			
Weighted Average Common shares Outstanding	3,867,380	4,108,993	4,109,565
Basic earnings per share from continuing operations	0.22	0.09	0.62
Diluted earnings per share computation:			
Weighted Average Common shares Outstanding	3,867,380	4,108,993	4,109,565
Incremental shares from assumed exercise of dilutive options	7,473	-	-
	3,874,853	4,108,993	4,109,565
Diluted earnings per share from continuing operations	$ 0.22	$ 0.09	$ 0.62

For the years ended December 28, 2002, December 29, 2001 and December 30, 2000, 287,800, 427,800, and 335,300 options and warrants outstanding, respectively, were anti-dilutive.

NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER COMMENTS

Operating Lease: The Company leases its premises from GRC. *The estimated future minimum annual rentals under the lease with GRC are as follows: (In Thousands)*

Payment for the year ending:	
2003	$ 1,323
2004	1,378
2005	1,258
2006	1,222
2007	1,233
	$ 6,414

Rent expense was $1,036,000, $1,026,000 and $1,166,000 in fiscal 2002, 2001 and 2000, respectively.

Capital Leases: The Company also leases certain equipment under capital leases. The assets acquired under capital leases have a cost of $996,000 and accumulated depreciation of $348,000 as of December 28, 2002. Interest rates on the Company's capital leases range from 6.90% to 9.6425%.

The following is a schedule, by year, of approximate future minimum lease payments under capitalized leases, together with the present value of the net minimum lease payment at December 28, 2002: (In Thousands)

Payment for the year ending:	
2003	$ 223
2004	235
2005	51
2006	-
2007	-
Total minimum lease payments	509
Less: amount representing interest	42
Present value of net minimum lease payments	467
Less: current portion	196
Long-term lease obligation	$ 271

NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER COMMENTS *(CONTINUED)*

General has a management consulting and non-competition agreement with a former officer and shareholder. The agreement, which commenced as of January 1, 2000, provides for monthly payments aggregating $55,000 per annum for ten years. As of December 28, 2002 future payments required under the agreement total $386,000.

Pursuant to related shareholder agreements, the Company (a) owns 60% of WMG (b) WMG assumed World's contractual obligation to invest $5.2 million in W.M. Works over five years and agreed to indemnify and hold the Company harmless as to such obligation. The investment was required to be made in cash, machinery, equipment, services, "know how", or any equivalent thereof in any combination. In the event WMG did not make a scheduled investment in W.M. Works, it would have been obligated to pay the State Ownership Fund of Romania ("SOF") a penalty equal to 30% of such amount not invested. The contract with SOF provides for investment of $2,720,000 in 2002, which was satisfied by the Company.

On December 30, 2002, the Romanian authority for Privatization and Management of State Ownership ("APAPS") filed a Request for Arbitration against World, with the International Chamber of Commerce ("ICC"). The action arises out of the contract under which World acquired a majority interest in W.M. Works from the Romanian government in 1998 (the "Contract"). APAPS alleges that World breached its contractual obligation to invest certain sums in W.M. Works in 1999 and 2000, as required under the Contract. APAPS is seeking $570,000 in penalties and damages, together with interest and costs, and any further damages and penalties to which it would be entitled if it establishes that World also failed to make investments required in 2001 and 2002. World's management believes it has fully complied with its investment obligations and has filed an Answer with the ICC disputing the allegations and will vigorously defend the action. World is also considering the filing of claims against APAPS based on APAPS' breach of the Contract by failing to honor a representation and warranty as to the financial condition of W.M. Works, and other acts of the Romanian government which have caused damages to World and W.M. Works. While the Company is confident that it will prevail in the arbitration, an adverse ruling could be materially adverse to World's operations and financial condition. Arbitrators have been selected and the parties are awaiting scheduling from the ICC.

Additionally, U.S. Customs has a claim against the Company, which the Company believes to be without merit. The Company intends to vigorously defend this claim and believes that the claim will not have a material impact on the financial condition, operations or liquidity of the Company.

General is currently undergoing a New York State Sales and Use Tax audit for the June 1996 – February 1999 periods. General believes that the audit will not have a material impact on the financial condition, operations or liquidity of the Company.

NOTE 17. FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise replacing the "industry segment" approach with the "management" approach. The management approach designates the Internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

During 2001, the Company redefined its operating segments to more accurately reflect those used by management. Prior period information has been restated.

The Company operates in two segments: Bearings, which manufactures bearings and bearing components for OEMs and distributors; and Machine Tools, which manufactures machine tools for dealers and manufacturers.

In December 2002, the Company's Board of Directors and management resolved to discontinue the operations of the Machine Tools segment by disposing of the net assets by sale during 2003. As a result, pursuant to SFAS No. 144, the Company has not provided segment information.

The following tables present information about the Company's geographic data: (In Thousands)

	December 28, 2002	December 29, 2001	December 30, 2000
Long lived Assets:			
United States	$ 3,680	$ 3,593	$ 3,351
Europe	-	5,083	5,292
Asia	17,628	13,373	-
Total	$ 21,308	$ 22,049	$ 8,643

	December 28, 2002	December 29, 2001	December 30, 2000
Sales:			
United States	$ 47,164	$ 43,021	$ 47,812
Asia	11,967	540	-
Other	1,175	913	2,458
Total	$ 60,306	$ 44,474	$ 50,270

In fiscal 2002, 2001 and 2000, the Company had one customer that represented approximately 22%, 19% and 17% of total sales, respectively.

Note 18. Supplemental Cash Flow Information

The Company paid interest in the amount of $1,844,000 in fiscal 2002, $1,172,000 in fiscal 2001 and $1,323,000 in fiscal 2000, and income taxes of $325,000, $318,000 and $1,415,000 in fiscal 2002, 2001 and 2000, respectively.

During fiscal 2002, the Company converted the $600,000 loan receivable from SGBC to investment as part of the new joint venture contract pursuant to which ownership would be shared equally, with General assuming control of operations upon meeting its revised investment requirement.

In December 2002, the Company's Board of Directors and management resolved to discontinue the operations of the machine tools segment by disposing of the net assets by sale. The Company recorded an impairment writedown, net of related tax effects, on assets associated with discontinued operations of approximately $2,242,000 in 2002.

During fiscal 2001, the Company increased its equity interest in NGBC and JGBR resulting in the consolidation of these entities. The fair value of assets acquired at the date the Company increased its equity interests was approximately $9,577,000 and the Company assumed liabilities of approximately $4,450,000. Total cash paid in these transactions was approximately $1,822,000 and the Company issued debt amounting to approximately $3,305,000.

World distributed a note receivable from GRC, in the amount of $1,594,000, to the former shareholders of World prior to the acquisition described in Note 2.

The Company entered into a lease for new equipment in 2000 in the amount of $19,000.

Note 19. Subsequent Events

In February 2003, pursuant to the lifting of the sanctions on the countries comprising the former Republic of Yugoslavia, the Company reduced a significant portion of its long-term debt obligation to IKL (Note 9) which the company had previously disputed.

NOTE 20. QUARTERLY FINANCIAL DATA (IN THOUSANDS EXCEPT FOR PER SHARE DATA – UNAUDITED)

The net sales and gross profit presented are reflective of continuing operations only.

2002	Net Sales	Gross Profit	Net Income (Loss)	Basic Earnings Per Share	Diluted Earnings Per Share
First Qtr.	$ 15,376	$ 4,483	$ 856	$ 0.21	$ 0.21
Second Qtr.	15,136	4,458	207	0.06	0.06
Third Qtr.	15,215	4,560	546	0.14	0.14
Fourth Qtr.	14,579	3,654	(3,693)	(0.95)	(0.95)

2001	Net Sales	Gross Profit	Net Income (Loss)	Basic Earnings Per Share	Diluted Earnings Per Share
First Qtr.	$ 11,320	$ 3,566	$ 524	$ 0.13	$ 0.13
Second Qtr.	11,857	3,433	(29)	(0.01)	(0.01)
Third Qtr.	10,748	3,245	280	0.07	0.07
Fourth Qtr.	10,549	2,958	(137)	(0.03)	(0.03)

Sales

First Quarter 2002: The sales volume increase was mainly due to the consolidation of JGBR and NGBC as well as increased sales of driveline components to the automotive industry and tapered roller bearings for heavy duty truck trailers.

Third Quarter 2001: The sales volume decrease was mainly due to seasonality as well as the worsening economic conditions in the Company's industrial markets.

Net Income

Second Quarter 2002: The reduction in net income is mainly due to increases in salaries, travel, professional fees, promotion and personnel expenses.

Fourth Quarter 2002: The reduction in net income is primarily attributable to the business impairment recorded on the machine tool operations.

Second Quarter 2001: The decrease in net income is primarily related to a one time charge of $763,000 for an agreement reached between the Company and Gussack Realty, allocating the proceeds and litigation costs from the litigation with Xerox. Even though the Company was not legally or contractually obligated to reimburse GRC, a related party, the Company agreed to enter into the reimbursement agreement because the Company believed it was fair and equitable to do so as GRC had paid legal expenses for the benefit of the Company. The reimbursement is being paid to Gussack Realty in the form of additional rent payments by the Company of $18,780 per month for 48 months beginning in June 2001.

Third Quarter 2001: The increase in net income is due to the one time charge of $763,000 that the Company incurred in the second quarter partially offset by the effect of the Company's reduced sales volume.

Fourth Quarter 2001: The decrease in net income is primarily due to a $350,000 increase to the allowance for doubtful accounts.

Board of Directors

Seymour I. Gussack
Chairman of the Board

David L. Gussack
President

Peter Barotz
President
Panda Capital Corp.

Robert E. Baruc
President
Screen Media Films

Ronald Fetzer
Director of Accounting and Finance
Bill Blass, Ltd.

Nina M. Gussack
Partner
Pepper Hamilton LLP

Barbara M. Henagan
Managing Director
Linx Partners

Management

Seymour I. Gussack
Chairman of the Board

David L. Gussack
President

Thomas J. Uhlig
Executive Vice President

Joseph J.C. Hoo
Vice President – Advanced Technology & China Affairs

William F. Kurtz
Vice President – Director of Operations

Corby W. Self
Vice President – Ball & Roller Operations

John E. Stein
Secretary & General Counsel

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which are statements other than those of historical fact, including, without limitation, ones identified by the use of the words: "anticipates," "believes", "estimates," "expects," "intends," "plans," "predicts," and similar expressions. In this Annual Report such statements may relate to the recoverability of deferred taxes, likely industry trends, the continued availability of credit lines, the suitability of facilities, access to suppliers and implementation of joint ventures and marketing programs. Such forward - looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expected by the Company, and such statements should be read along with the cautionary statements accompanying them and mindful of the following additional risks and uncertainties possibly affecting the Company: the possibility of a general economic downturn, which is likely to have an important impact on historically cyclical industries such as manufacturing; significant price, quality or marketing efforts from domestic or overseas competitors; the loss of, or substantial reduction in, orders from a major customer; the loss of, or failure to attain, additional quality certifications; changes in U.S. or foreign government regulations and policies, including the imposition of antidumping orders on the Company or any of its suppliers; a significant judgment or order against the Company in a legal or administrative proceeding; and potential delays in implementing planned sales and marketing expansion efforts and the failure of their effectiveness upon implementation.


THE
GENERAL®

GENERAL BEARING CORPORATION
44 High Street, West Nyack, NY 10994
845/358-6000 • Fax: 845/358-6277
www.generalbearing.com

A QS-9000/ISO-9001 Certified Company